PEEL HUNT

PEEL HUNT INC.

(SEC FILE NUMBER: 8-68845)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED MARCH 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **04/01/2021** AND ENDING **31/03/2022**

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PEEL HUNT INC.**

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 LIVERPOOL STREET, 7TH FLOOR
(No. and Street)

LONDON	**UK**	**EC2M 2AT**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy	**212-751-4422**	**drutitskiy@dfppartners.com**
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO Cayman Ltd
(Name – if individual, state last, first, and middle name)

PO Box 31118 Governer's Square	**Grand Cayman**	**Cayman Islands**	**KY1-1205**
(Address)	(City)	(State)	(Zip Code)

09/29/2003		**2162**
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Steven Fine_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to
the firm of _____Peel Hunt Inc._____ , as of _____March 31, 2022_____ ,
is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person,
as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Notary Public

_____
Signature

_____
Chief Executive Officer
Title

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as*
applicable.

CONTENTS



Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor – Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Shareholder and Directors
Peel Hunt Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Peel Hunt Inc. (the "Broker-Dealer") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Broker-Dealer's auditor since 2017.

Grand Cayman, Cayman Islands

May 31, 2022

1

STATEMENT OF FINANCIAL CONDITION

	March 31, 2022 $ USD
ASSETS	
Right of use assets	1,052,396
Cash	2,150,157
Accounts receivable	476,179
Security deposit	183,077
Deferred tax asset	123,556
Receivable from clearing broker	100,472
Fixed assets, net of depreciation	46,501
Prepaid expenses	25,284
Total assets	**4,157,622**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and other accrued expenses	733,954
Payable to affiliate, net	248,011
Long term lease liability	1,135,356
Total liabilities	2,117,321
Subordinated borrowings	312,625
Commitments	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 500,000 shares authorized and 500,000 shares issued and outstanding	500,000
Retained earnings	1,227,676
Total stockholder's equity	1,727,676
Total liabilities and stockholders' equity	**4,157,622**

See notes to statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. Organisation and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. In November 2021, Peel Hunt International Limited acquired 100% of the Company from Peel Hunt Holdings Limited ("PHH Limited). The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Significant accounting policies

2.1. Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2. Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2022.

2.3. Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company is also tax resident in the United Kingdom as a result of the location of its directors. There is no additional tax charges expected for the current year.

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for the prior fiscal years are open for examination as of the date of these financial statements.

The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense, if any. No amounts have been accrued for interest and penalties as of March 31, 2022.

2.4. Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2.5. Fair value measurements

US GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

2.6. Measurements of credit losses on financial instruments

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amended several aspects of the measurement of credit losses on financial instruments.

The ASU has been effective for the Company since April 1, 2020. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

2.7. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The estimated useful economic life for each item is considered to be as follows:

- Office equipment   3 to 5 years
- Fixtures and fittings   5 years
- Leasehold Improvements   5 years

2.8. Customer transactions

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment, receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At March 31, 2022, fail to deliver and payable to customers were $475,321, and fail to receive and receivable from customers were approximately $475,321.

2.9. Clearing Arrangements

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of March 31, 2022 the Company had a $100,472 receivable from the clearing organization.

2.10.   Leases

The Company evaluates its vendor agreements under US GAAP applicable to leases, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended March 31, 2022, a property lease existed that is classified as an operating lease under the guidance, expiring September 30, 2024.

Right-of-use assets and lease liabilities

The Company records a long term lease liability representing the present value of lease payments not yet paid, discounted using the discount rate at lease commencement. The Company records a corresponding right of use asset representing its right to control the use of identified assets under its operating leases. The right of use asset is measured as the amount of the lease liability, adjusted for items such as prepaid lease payments, lease incentives, initial direct costs, and impairment.

3. Related party transactions

As of March 31, 2022 the Company has a net payable in the amount of $248,011 due to the affiliate, PH LLP, comprised of $136,173 payable under the Transfer Pricing Agreement, intercompany payables of $66,222 and $45,616 payable under the Expense Sharing Agreement.

In 2012 the Company signed a Subordinated Loan Agreement with its then parent, Peel Hunt Holdings Limited. The principal amount of the loan was $300,000 with a maturity set for March 12, 2015. Interest accrued under this loan agreement was at 4% per annum and was paid before the previous year end. The Company signed a new Subordinated Agreement with Peel Hunt Holdings Limited on March 12, 2015 and an updated agreement on 10 March 2016 on a 12 Month rolling basis. As at March 31, 2022 the amount of accrued interest totalled $12,625. The new loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. On September 24, 2021, the subordinated loan was assumed by Peel Hunt International Ltd with the terms of the agreement remaining unchanged. The assumption agreement was approved by FINRA on October 26, 2021. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or 2% of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At March 31, 2022, the Company's minimum net capital requirement was $250,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At March 31, 2022, the Company had net capital of $1,699,028, which was $1,449,028 in excess of its required net capital of $250,000.

5. Risk and uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $2,150,157 at March 31, 2022. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2022, all service fee revenue earned was from PH LLP.

6. Property, plant and equipment

	Leasehold Improvements	Office Equipment	Total
	$ USD	$ USD	$ USD
Cost			
Balance at April 1, 2021	51,342	265,272	316,614
Additions	-	-	-
Balance at March 31, 2022	**51,342**	**265,272**	**316,614**
Amortization			
Balance at April 1, 2021	(48,868)	(174,647)	(223,515)
Charge for the year	(2,474)	(44,124)	(46,598)
Balance at March 31, 2022	**(51,342)**	**(218,771)**	**(270,113)**
Carrying value at March 31, 2022	**-**	**46,501**	**46,501**

7. Commitments

The undiscounted maturity of the non-cancellable lease payments under the current lease agreements as of March 31, 2022 are as follows:

	March 31, 2022 $ USD
Outstanding commitments	
2023	456,467
2024	465,597
2025	354,410

The imputed interest included in computation of the lease liability as of March 31, 2022 was $103,268. The Company also has security deposits of $183,077 relating to the current and prior leases.